Exhibit 12.1
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HOME PROPERTIES OF NEW YORK,INC.
COMPUTATION OF RATIOS TO EARNINGS TO COMBINED FIXED CHARGES AND
PREFERRED STOCK DIVIDEND
                                  (IN
                              THOUSANDS)
                                FOR THE
                                 THREE
                               MONTHS
                                 ENDED
                               JUN. 30,    YEAR ENDED DECEMBER 31,
                                 2000      1999      1998     1997     1996     1995
                                 ----      ----      ----     ----     ----     ----
Income before minority
 interest and                $16,494       $43,768   $32,251  $11,675  $5,044   $4,500
 extraordinary item
Interest expense (including
  debt Amortization)          14,486        39,558    23,980   11,967   9,208    6,432
                              ------        ------    ------   ------   -----    -----
Adjusted income               30,980        83,326    56,231   23,642  14,252   10,932
                              ------        ------    ------   ------   -----   ------
Fixed charges:

Interest expense              14,486        39,558    23,980   11,967   9,208    6,432
Capitalized interest              75           263       189        -      63        -
Rent expense                      74           297       219      123     126       67
Preferred stock dividend       2,534         1,153         -        -       -        -
                              ------        ------    ------   ------    ----    -----

Total fixed charges           17,169        41,271    24,388   12,090   9,397    6,499
                              ------        ------    ------   ------   -----    -----
Ratio                           1.80          2.02      2.31     1.96    1.52     1.68
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